# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rocket Companies, Inc., CIK 0001805284
CUSIP: 77311W101
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1050 WOODWARD AVENUE, DETROIT, Michigan (MI), 48226
Date of event which requires filing of this statement: 07/31/2025
Amends the filing with accession number 0001418812-25-000016
Filed by CIK 0001418812
Persons authorized to receive notices and communications: Jason Breeding,Sonia Muscatine, One Letterman Drive, Building D, 4th Floor, San Francisco, California (CA), 94129, 415-362-3700

## Reporting persons
- VA Partners I, LLC (CIK 0001418812): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 25,395,627; sole dispositive power 0; shared dispositive power 25,395,627; aggregate amount beneficially owned 25,395,627 (9.9% of the class)
  Comment: (4) See Item 3
  (8, 10, 11) See Item 2 and 5
  (14) LLC
- ValueAct Capital Master Fund, L.P. (CIK 0001464912): type of reporting person: partnership (PN); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 25,395,627; sole dispositive power 0; shared dispositive power 25,395,627; aggregate amount beneficially owned 25,395,627 (9.9% of the class)
  Comment: (4) See Item 3
  (8, 10, 11) See Item 2 and 5
- ValueAct Capital Management, L.P. (CIK 0001351069): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 25,395,627; sole dispositive power 0; shared dispositive power 25,395,627; aggregate amount beneficially owned 25,395,627 (9.9% of the class)
  Comment: (4) See Item 3
  (8, 10, 11) See Item 2 and 5
- ValueAct Capital Management, LLC (CIK 0001351073): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 25,395,627; sole dispositive power 0; shared dispositive power 25,395,627; aggregate amount beneficially owned 25,395,627 (9.9% of the class)
  Comment: (4) See Item 3
  (8, 10, 11) See Item 2 and 5
  (14) LLC
- ValueAct Holdings, L.P. (CIK 0001418814): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 25,395,627; sole dispositive power 0; shared dispositive power 25,395,627; aggregate amount beneficially owned 25,395,627 (9.9% of the class)
  Comment: (4) See Item 3
  (8, 10, 11) See Item 2 and 5
- ValueAct Holdings II, L.P. (CIK 0001763309): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 25,395,627; sole dispositive power 0; shared dispositive power 25,395,627; aggregate amount beneficially owned 25,395,627 (9.9% of the class)
  Comment: (4) See Item 3
  (8, 10, 11) See Item 2 and 5
- ValueAct Holdings GP, LLC (CIK 0001418813): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 25,395,627; sole dispositive power 0; shared dispositive power 25,395,627; aggregate amount beneficially owned 25,395,627 (9.9% of the class)
  Comment: (4) See Item 3
  (8, 10, 11) See Item 2 and 5
  (14) LLC

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Rocket Companies, Inc.
Address of issuer's principal executive offices: 1050 WOODWARD AVENUE, DETROIT, Michigan (MI), 48226
Comment: This Amendment No. 3 supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the "SEC"), as amended from time to time (the "Schedule 13D"), the Class A Common Stock (the "Common Stock") of Rocket Companies, Inc., a Delaware corporation (the "Issuer"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of funds used for the purchase of the Issuer's securities was the working capital of ValueAct Master Fund. The aggregate purchase price of the Common Stock beneficially owned by the ValueAct Master Fund is approximately $324,555,682.57.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by (i) ValueAct Management L.P. as the manager of each such investment partnership, (ii) ValueAct Management LLC, as General Partner of ValueAct Management L.P., (iii) ValueAct Holdings, as the majority owner of the membership interests of VA Partners I, (iv) ValueAct Holdings II, as the sole owner of the limited partnership interests of ValueAct Management L.P. and the membership interests of ValueAct Management LLC, and (v) ValueAct Holdings GP, as General Partner of ValueAct Holdings and ValueAct Holdings II. Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by VA Partners I, as General Partner of ValueAct Master Fund. VA Partners I, ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings, ValueAct Holdings II, and ValueAct Holdings GP also, directly or indirectly, may own interests in one or more than one of the partnerships from time to time. Unless otherwise indicated below, by reason of such relationship ValueAct Master Fund is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock, with VA Partners I (only with respect to ValueAct Master Fund), ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings, ValueAct Holdings II, and ValueAct Holdings GP.

As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner of 25,395,627 shares of Common Stock, representing approximately 9.9% of the Issuer's outstanding Common Stock. All percentages set forth in this Schedule 13D are based upon 254,664,311 shares of Common Stock, which is the sum of (a) the Issuer's reported 151,272,632 outstanding shares of Common Stock as of May 2, 2025 as reported in the Issuer's Form 10-Q for the fiscal period ended March 31, 2025, and (b) 103,391,679 shares of Common Stock of the Issuer that Redfin Corporation's ("Redfin") stockholders will receive pursuant to the Issuer's all-stock acquisition of Redfin as reported in the Issuer's Form 8-K dated July 1, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The response to Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Information concerning transactions in the Common Stock of the Issuer effected since the date of the previous filing to this Schedule 13D by the Reporting Persons is set forth in Exhibit 1 attached hereto and is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Transactions in Securities of the Issuer

## Signatures
- VA Partners I, LLC: /s/ Jason B. Breeding, Jason B. Breeding, Authorized Signatory (08/04/2025)
- ValueAct Capital Master Fund, L.P.: /s/ Jason B. Breeding, Jason B. Breeding, Authorized Signatory, VA Partners I, LLC, its General Partner (08/04/2025)
- ValueAct Capital Management, L.P.: /s/ Jason B. Breeding, Jason B. Breeding, Authorized Signatory, ValueAct Capital Management, LLC, its General Partner (08/04/2025)
- ValueAct Capital Management, LLC: /s/ Jason B. Breeding, Jason B. Breeding, Authorized Signatory (08/04/2025)
- ValueAct Holdings, L.P.: /s/ Jason B. Breeding, Jason B. Breeding, Authorized Signatory, ValueAct Holdings GP, LLC, its General Partner (08/04/2025)
- ValueAct Holdings II, L.P.: /s/ Jason B. Breeding, Jason B. Breeding, Authorized Signatory, ValueAct Holdings GP, LLC, its General Partner (08/04/2025)
- ValueAct Holdings GP, LLC: /s/ Jason B. Breeding, Jason B. Breeding, Authorized Signatory (08/04/2025)